UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-7615

KIRBY 401(k) PLAN

Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, Texas 77007

KIRBY 401(k) PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

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Report of Independent Registered Public Accounting Firm

Plan Administrator
Kirby 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions (modified cash basis) for the year ended December 31, 2007 and supplemental schedule H, line 4i – schedule of assets (held at end of year) (modified cash basis) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 26, 2008

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KIRBY 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value	$46,376,244	101,430,888
Receivable for securities sold	79,236,782	108,393
Due from trustee	—	10,176,267
Accrued income	77,419	66,050
Cash, non-interest bearing	—	44,350
Total assets	125,690,445	111,825,948
Liabilities:
Payable for securities purchased	1,614,961	10,329,604
Total liabilities	1,614,961	10,329,604

Net assets available for benefits	$124,075,484	101,496,344

See accompanying notes to financial statements.

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KIRBY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Contributions from participants	$8,695,353	6,927,373
Contributions from employer	3,898,026	2,626,850
Rollover contributions	2,216,354	1,647,669
Interest and dividend income	2,239,561	1,485,939
Net appreciation in fair value of investments	13,680,981	9,462,615
Total additions	30,730,275	22,150,446
Deductions from net assets attributed to:
Benefits paid to participants	8,062,764	6,863,165
Investment counselor fees and other	88,371	2,727
Total deductions	8,151,135	6,865,892
Transfers to the plan from the Global Power Systems, L.L.C.
Profit Sharing Plan (note 1)	—	10,176,267
Net increase	22,579,140	25,460,821
Net assets available for benefits, beginning of year	101,496,344	76,035,523
Net assets available for benefits, end of year	$124,075,484	101,496,344

See accompanying notes to financial statements.

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(1)	Description of Plan

(a)	General

The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Corporation (the Company) and certain subsidiaries. Each employee was eligible to join the Plan as of the first pay period following completion of one year of service and the attainment of age 18.  Effective January 1, 2008, the Plan’s eligibility period was reduced from one year of service to three months.  Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Further information relating to the Plan’s provisions is available in the Plan Document.

The Hollywood Marine, Inc. (HMI) 401(k) Plan (HMI Plan) was merged into the Plan, and all HMI balances were transferred to the Plan effective December 31, 1999. Commencing January 1, 2000, former HMI Plan participants are subject to the same plan provisions as the Plan participants. In connection with the plan merger, the Plan was amended on December 31, 1999 to include HMI employees.

The Global Power Systems, L.L.C. (GPS) Profit Sharing Plan (GPS Plan) was merged into the Plan, and all GPS balances were transferred to the Plan effective December 31, 2006. Commencing January 1, 2007, former GPS Plan participants are subject to the same plan provisions as the Plan participants. In connection with the plan merger, the Plan was amended on December 31, 2006 to include GPS employees.

(b)	Administration of the Plan

The general administration of the Plan is the responsibility of the Company (the plan administrator). The plan administrator has broad powers regarding the operation and administration of the Plan and receives no compensation for service to the Plan. All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.  Wells Fargo Bank (Wells) was the trustee of the Plan during 2007 and 2006.  Effective January 1, 2008, Merrill Lynch Trust Co. (Merrill Lynch) became the trustee of the Plan.

4	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(c)	Contributions

The Plan provides for basic employee pretax contributions to the Plan of up to 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue Code of 1986, as amended (the Code). Participants age 50 or older during the Plan year may also elect to make a “catch-up” contribution, subject to certain Internal Revenue Service (IRS) limits ($5,000 in 2007 and 2006). The Company contributes matching employer contributions equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax or catch-up contributions. Matching employer contributions were used to purchase Company common stock during 2006 but employees were able to transfer the matching employer contributions to other funds upon receipt. Effective January 1, 2007, each participant has the right to direct his or her contributions and the Company’s matching contributions, between the investment funds offered by the Plan, including Company common stock.

All employees hired or rehired are automatically enrolled at a 3% pretax contribution rate, unless otherwise elected by the participant.

In addition, participants may contribute amounts representing rollovers from other qualified plans or from an individual retirement account.

(d)	Benefits

Benefits payments are made to participants upon retirement or termination of employment (or to the beneficiary in the event of death) and are in the form of lump sum distribution payments. A participant may request a loan for up to the lesser of 50% of the participant’s vested interest or $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months. Loans are typically repaid over a five-year period and bear interest at prime rate plus 1%. Interest rates ranged from 5% to 9.25% at December 31, 2007. Loans outstanding at December 31, 2007 mature from January 3, 2008 through December 31, 2012. Loans outstanding upon a participant’s termination of employment are considered deemed distributions if not repaid and are deducted from the participant’s account balance prior to distribution. These amounts are taxed to the participant in the year of the participant’s termination. Former participants of the HMI Plan are eligible to receive in service withdrawals from their vested HMI account balance after attaining 59 ½ years of age.

The Plan requires automatic distribution of participant accounts upon termination without the participant’s consent of amounts less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to an eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement plan designated by the Plan administrator.  Amounts less than $1,000 are paid directly to participants upon termination.

5	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(e)	Vesting

Participants are 100% vested in their participant contributions and rollovers, if any. Participants in the Plan have an immediate and fully vested interest in the portion of the account relating to employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance except as noted below.

Employer contributions made to the prior HMI Plan are subject to a five-year vesting schedule based on the participant’s HMI service date. Forfeitures of nonvested participants are credited to the accounts of former HMI Plan participants employed at year-end based on a formula that considers the total compensation, as defined, of all former HMI Plan participants for that plan year. Forfeitures in the amount of $164 as of December 31, 2006 were available for allocation to former HMI Plan participants. There were no forfeitures available for allocation to former HMI Plan participants as of December 31, 2007.  As of December 31, 2007 and 2006, all participants were 100% vested.

Employer contributions made to the prior GPS Plan are subject to a three-year vesting schedule based on the participant’s GPS service date. Forfeitures of nonvested participants are credited to the accounts of former GPS Plan participants employed at year-end based on a formula that considers the total compensation, as defined, of all former GPS Plan participants for that plan year.  Forfeitures in the amount of $47,497 as of December 31, 2007 were available for allocation to former GPS Plan participants.  There were no forfeitures available for allocation to former GPS Plan participants as of December 31, 2006.

Effective January 1, 2008, employer contributions for all employees hired on or after January 1, 2008 are subject to a six-year vesting schedule.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants will be distributed to the participants after payment of expenses for distribution and liquidation.

(g)	Participant Accounts

Under the Plan, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) is allocated daily to participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(h)	Administrative Expenses

All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.

6	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles, and is an acceptable method of reporting under Department of Labor regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income (loss) on the accrual basis. Consequently, contributions are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. As of December 31, 2007, $166,634 of employee contributions and $65,919 of employer contributions for the 2007 Plan year had not been remitted to the trust. As of December 31, 2006, $167,397 of employee contributions and $529,258 of employer contributions for the 2006 Plan year had not been remitted to the trust. As of December 31, 2006, excess deferrals of $82,619 were held by the trust and distributed to participants subsequent to year end.  There were no excess deferrals held by the trust as of December 31, 2007.  As of December 31, 2007 and 2006, $53,869 and $40,753, respectively, of participant loan balances were in default and deemed distributed subsequent to year end. Under U.S. generally accepted accounting principles, these amounts would have been reflected as accounts receivable, accounts payable, and a reduction of outstanding participant loans, respectively.

(b)	Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities, and changes therein. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds and Company common stock are stated at fair value based on quoted market prices. Investments in common trust funds are stated at fair market value based upon quoted market prices of the underlying assets. Purchases and sales of investments are recorded on a trade date basis. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year. Participant loans are stated at cost, which approximates their fair value. Interest and dividend income is accrued in the period earned.

(d)	Benefit Payments

Payments to participants are recorded as the benefits are paid.

7	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(e)	Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements.  The Company does not expect the adoption of FASB No. 157, which the Company is required to adopt on January 1, 2008, to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

(3)	Investments and Investment Options

Each participant has the right to direct his or her contributions and the Company’s matching contributions once remitted, between the investment funds offered by the Plan. Descriptions of the Plan’s investment fund options are included in the summary plan description provided to all eligible employees.

Participants could direct their investment contributions to the following investment funds during 2007: Wells Fargo Outlook 2010 Fund, Wells Fargo Outlook 2020 Fund, Wells Fargo Outlook 2030 Fund, Wells Fargo Outlook 2040 Fund, Wells Fargo Treasury Plus Institutional Money Market Fund, Dreyfus Intermediate Term Income Fund, Wells Fargo Asset Allocation Fund, Goldman Sachs Capital Growth Fund, Vanguard 500 Index Fund, AIM Constellation Fund, Templeton US Government Securities Fund, Templeton Foreign Fund, Lord Abbett All Value Fund, Fidelity Advisor Mid Cap Fund, American Funds Growth Fund of America and Kirby Common Stock Fund.

The Wells Fargo Outlook 2020 Fund and Vanguard 500 Index Fund were added during 2006. Effective July 19, 2006, all funds in the Wells Fargo Asset Allocation Fund were transferred to the Wells Fargo Outlook 2020 Fund and all funds in the Wells Fargo S&P 500 Index Fund were transferred to the Vanguard 500 Index Fund.

After the transition to Merrill Lynch as trustee of the Plan on January 1, 2008, the investment funds available to participants will change and allocation to the Kirby Stock fund will be limited to fifty percent of each participant’s portfolio.  The limit will be applied when participants direct the investment of future contributions and rebalance their entire portfolio.

8	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

2007:
Company common stock	$37,280,167
Participant loans	7,479,985

2006:
Wells Fargo Treasury Plus Institutional
Money Market Fund	$13,943,242
Wells Fargo Outlook 2020 Fund	8,869,154
Dreyfus Intermediate Term Income Fund	5,273,075
Goldman Sachs Capital Growth Fund	5,483,910
Templeton Foreign Fund	6,226,813
American Funds Growth Fund of America	6,218,539
Company common stock	27,540,589
Participant loans	6,568,258

The Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated in value as follows:

	2007	2006
Common trust funds	$—	73,611
Mutual funds	4,019,052	3,698,223
Common stock	9,661,929	5,690,781
	$13,680,981	9,462,615

(4)	Concentration of Investments

The Plan’s investment in shares of Kirby Corporation common stock represents 30% and 25% of total assets as of December 31, 2007 and 2006 respectively. Kirby Corporation is engaged in marine transportation and diesel engine services.

(5)	Voting Rights

Each shareholder is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant. During 2007 and 2006, the Plan purchased all shares of Company common stock in the open market.

9	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(6)	Risk and Uncertainties

The Plan may invest in common trust funds, mutual funds and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term.

The Plan often invests cash received from the Company in the Wells Fargo Short-Term Investment Fund on a short-term basis prior to purchasing investments in the Kirby Common Stock Fund.  The Wells Fargo Short-Term Investment Fund invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.  Investments in the Wells Fargo Short-Term Investment Fund were in the amount of $1,616,092 and $919,073 as of December 31, 2007 and 2006, respectively.

(7)	Related Party Transactions

Certain Plan investment options included shares of Company common stock, common trust funds and mutual funds managed by Wells. The Company is the plan sponsor, and Wells was the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

The Plan has participant loans outstanding, which are secured solely by a portion of the participant’s vested account balance, in accordance with the Plan Document.

(8)	Delinquent Participant Contributions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company has incurred expense of $23 relating to remittance to the Plan of earnings on delinquent contributions. These delinquent contributions occurred during the years 2006 and 2007.

(9)	Federal Income Tax Status

Management considers the Plan to be in compliance with Section 401(a) of the Code and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). A letter dated August 30, 2001 has been received by Wells stating that the form of the prototype plan is acceptable under the Code Section 401 for use by employers for the benefit of their employees. The letter, in effect, states that an employer who adopts the Plan will be considered to be qualified under the Code Section 401(a) provided all terms of the Plan are met and the Plan does not discriminate in favor of key or highly compensated employees. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax exempt as of December 31, 2007 and 2006.

10	(Continued)

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KIRBY 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(10)	Subsequent Events

As approved by the Company’s Board of Directors, effective January 1, 2008, the Plan was amended to: (a) reduce the waiting period from one year to three months, (b) establish a six-year graduated vesting schedule for all employees hired on or after January 1, 2008, (c) allow use of forfeited amounts to offset future matching contributions, (d) change the valuation method for the Kirby Stock Fund from unitized value to share accounting and (e) establish a fifty percent limit on Kirby stock ownership.

Effective January 1, 2008, Merrill Lynch became the trustee of the Plan.  In advance of the transfer of assets from Wells to Merrill Lynch, Wells sold substantially all of the investments, excluding the Kirby Stock Fund and participant loans, contained in the Plan resulting in the Plan having a receivable for securities sold of $79,236,782 and a payable for securities purchased of $1,614,961 at December 31, 2007.  In January 2008, the net cash received from these transactions was transferred to new investment options available through Merrill Lynch that closely matched the objectives and investment strategies of current investments of participants.

11	(Continued)

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Schedule I
KIRBY 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

(Modified Cash Basis)

Year ended December 31, 2007

	Relationship to plan,
Identity of	employer, or other	Description of transaction,	Amount on	Lost
party involved	party-in-interest	including rate of interest	Line 4(a)	interest
Kirby Corporation	Plan Sponsor	2007 employee deferral not deposited to the Plan in a timely manner.	$14	$1

Kirby Corporation	Plan Sponsor	2006 employee deferral and loan repayment not deposited to the Plan in a timely manner.	$848	$22

On March 22, 2007 and June 23, 2008, the Company reimbursed the Plan for lost interest in the amounts of $9 and $14, respectively.

See accompanying report of independent registered public accounting firm.

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Schedule II

KIRBY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets ( Held at End of Year)

(Modified Cash Basis)

December 31, 2007

Identity of issue, borrower, lessor, or		Current
similar party	Description of asset	value
Common trust funds:
*Wells Fargo Bank	Wells Fargo Short-Term Investment Fund	$1,616,092
Total common trust fund		1,616,092

Common stock:
*Kirby Corporation	Common stock	37,280,167

*Participant loans	Interest rates ranging from 5% to 9.25% and maturity dates from 01/03/2008 to 12/31/2012	7,479,985
Total assets (held at end of year)		$46,376,244

*Parties in interest to the Plan.

See accompanying report of independent registered public accounting firm.

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EXHIBIT INDEX

The following documents are filed as part of this report.

Exhibit
number	Description
23	Consent of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kirby 401(k) Plan

June 27, 2008	BY:	/S/Jack M. Sims
JACK M. SIMS Vice President - Human Resources of Kirby Corporation and member of the Benefit Plan Administrative Committee